                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D
                      FILED JANUARY 18, 1996 BY RICHARD LIU
                    Under the Securities Exchange Act of 1934

                         TANDY BRANDS ACCESSORIES, INC.
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                              (Name of Issuer)


                       COMMON STOCK PAR VALUE $1 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  875378101000
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                                 (CUSIP Number)


     Lawrence Greenapple, Esq., 630 Third Avenue, New York, New York 10017,
                                 (212) 953-6633
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  March 1, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

CUSIP No.    875378101000
             ------------



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    1      NAME OF REPORTING PERSON    Richard Liu, c/o Superior Leather, Ltd.,
                                       Unit 510 Tower 2, Enterprise Square,
                                       9 Sheung Yuet Rd., Kowloon Bay,
                                       Kowloon, Hong Kong
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)
           (b)
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (See Instructions)           PF
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    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION                    Taiwan
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  NUMBER OF    |  7  |   SOLE VOTING POWER              399,857
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER         399,857
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          399,857
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   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.88%
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   14     TYPE OF REPORTING PERSON (See Instructions)
          IN
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


ITEM 1.  SECURITY AND ISSUER


         This statement relates to the common stock Par Value $1 of Tandy Brands Accessories, Inc. whose principal executive office is at 690 East Lamar Blvd., Ste. 200, Arlington, Texas 76011.

ITEM 2.  IDENTITY AND BACKGROUND

         The person filing this statement is a natural person
             (a)    Richard Liu

             (b)    c/o Superior Leather Ltd.
                    Unit 510 Tower 2
                    Enterprise Square
                    9 Sheung Yuet Road
                    Kowloon, Hong Kong

             (c)    President of Superior Leather Ltd. at address in Item 2(b)

             (d) Not convicted in any criminal proceeding during the past five years

             (e) Not during the past five years party to a proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment or decree of final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The subject shares were acquired in transactions through March 1, 2000 with personal funds of Richard Liu none of which were borrowed. Prior transactions were reported in a Schedule 13D filed January 18, 1996 which was amended by an Amendment No. 1 filed September 12, 1997, and an amendment No. 2 filed January 19, 2000. (Amendment No. 2 erroneously reported acquisition of shares through January 3, 2000. The correct date was January 13, 2000.)

ITEM 4.  PURPOSE OF TRANSACTION

         The securities of the issuer were acquired as a portfolio investment. There are no present plans which relate to or would result in any of the events described in subparagraphs a through j of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE OWNER

         (a)(i) The aggregate number of shares of common stock of the Issuer beneficially owned by Richard Liu at March 1, 2000 is 399,857.

            (ii) The issuer has reported 5,808,968 shares of common stock outstanding. Mr. Liu purchased a net of 83,000 shares in open market transactions through Chase Securities and Charles Schwab & Co. between January 27, 2000 and March 1, 2000.

         (b) Richard Liu has the sole power to vote the 399,857 shares of common stock held for his account.

         (c) Between January 27, 2000 and March 1, 2000 Mr. Liu purchased 84,600 shares of common stock and sold 1,600 shares of common stock in transactions effected through broker-dealers on the Nasdaq National Market System as follows:


TRADE DATE                    NO. OF SHARES PURCHASED         NO OF SHARES SOLD            AGGREGATE PRICE
----------                    ------------------------        -----------------            ---------------
January 27, 2000                       4,000                                                  $ 56,201
February 4, 2000                       3,000                                                    42,080
February 15, 2000                     15,400                                                   216,371
February 16, 2000                      4,100                                                    57,606
February 17, 2000                      1,800                                                    23,940
February 18, 2000                      3,000                                                    40,573
February 22, 2000                      1,600                                                    21,287
February 24, 2000                     10,000                                                   134,626
February 25, 2000                     19,000                                                   198,949
February 29, 2000                                                   1,600                       15,125
March 1, 2000                         22,700                                                   216,560

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Liu and any other person with respect to any securities of the issuer. The securities of the issuer are held of record by Copwell Holdings, Ltd., an entity of which Mr. Liu is the sole principal.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         There is no material required to be filed as an exhibit.




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   Kowloon, Hong Kong
         March 15, 2000
                                                               /s/ Richard Liu
                                                               ---------------
                                                               RICHARD LIU